Room 4561

April 24, 2007

Ms. Elizabeth M. Braham
Executive Vice President and Chief Financial Officer
EPIQ Systems, Inc.
501 Kansas Avenue
Kansas City, Kansas 66105

Re: EPIQ Systems, Inc.
Registration Statement on Form S-3
File No. 333-133296

Form 10-K for the year ended December 31, 2006
Draft Definitive Proxy Statement on Schedule 14A
File No. 0-22081

Dear Ms. Braham:

        We have reviewed the filings listed above as well as your draft definitive proxy statement submitted April 19 after close of business. We have the following comments in this regard.

Amendment No. 2 to Form S-3

   1. Please incorporate by reference your Form 8-K filed on April 4.

Draft Definitive Proxy Statement on Schedule 14A

   2. In your compensation discussion and analysis, please identify the private companies and subsidiaries of larger public companies used for benchmarking purposes and explain why the particular entities were chosen. Disclose what level the compensation committee aims total compensation (e.g., median) to the benchmark. See Item 402(b)(2)(xiv) of Regulation S-K. With respect to the non-public entities, please clarify how their compensation, particularly performance-based compensation, was assessed.

   3. Please clarify the role of the chief executive officer in conferring with the compensation committee chairman regarding his own compensation. See Item 402(b)(2)(xv) of Regulation S-K.

4. Explain how Epiq determines the amount to pay under the long-term equity incentive program when the criteria for awards relate to non-financial strategic accomplishments. See Item 402(b)(1)(v) of Regulation S-K.

5. Clarify how each compensation element affects decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K.

6. The compensation discussion and analysis should identify the material differences in compensation policies with respect to individuals named as your executive officers. As such, please expand your disclosure to explain the differences in the types and amounts of compensation awarded to the named executive officers. See Section II.B.1 of Release No. 33-8732A. To the extent that policies or decisions are materially similar, you may discuss the compensation of these individuals on a group basis.

7. We note that Epiq did not pay amounts under its 2006 performance plan to Messrs. Olofson and Ms. Braham under either of the two subplans. With respect to the subplan relating to corporate financial goals, you note that performance measures were not met in 2006 and no payout was made. Please provide insight into the level of difficulty in achieving these goals.

8. For purposes of your employment arrangements discussion, please define "change-in-control" and "without just cause." Clarify why the discussion of the employment agreements of Messrs. Carter and Corcoran references payment if they are terminated "without just cause" while the discussion of Messrs. Mendizabal and Jacobs references payment if they are terminated "without cause."

*   *   *   *

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Chris White at (202) 551-3461 or Stephen Krikorian at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile</u>
        Richard M. Wright, Jr.
        Gilmore & Bell, P.C.
        2405 Grand Boulevard, Suite 1100
        Kansas City, Missouri 64108
        Telephone: (816) 221-1000
        Facsimile: (816) 221-1018